Exhibit 99.1
For Immediate Release
April 20, 2006
SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter
Product Revenues Increased 18%
Total Revenues Grew 18%
          WALLDORF — April 20, 2006 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2006. Highlights of the results are as follows.
HIGHLIGHTS — First Quarter 2006
Revenues
•	Software revenues were €528 million for the first quarter of 2006 (2005: €434 million), representing an increase of 22% compared to the same period in 2005. At constant currencies[1], software revenues increased 14%.
•	Total revenues for the first quarter of 2006 were €2.04 billion (2005: €1.73 billion), which was an increase of 18% compared to the first quarter of 2005. At constant currencies[1], total revenues increased 13%.
•	Software revenues in the Americas region increased 47% (30% at constant currencies1) to €226 million for the first quarter of 2006. In the U.S., software revenues rose 25% to €165 million (2005: €131 million). At constant currencies[1], software revenues in the U.S. increased 15%.
•	Software revenues in the EMEA region grew 7% to €229 million for the first period (2005: €215 million). At constant currencies[1], software revenues in the EMEA region increased 6% compared to the same period in 2005. Software revenues in Germany were up 8% year-over-year.

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 2
•	Software revenues in the Asia-Pacific region increased 12% to €73 million (2005: €65 million) for the 2006 first quarter. At constant currencies[1], software revenues in the APA region increased 7%. Software revenues in Japan decreased 18% for the first quarter of 2006 to €19 million. At constant currencies,[1] software revenues in Japan were 17% lower.
Core Enterprise Applications Vendor Share2
•	Based on software revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research, was 21.4% at the end of the first quarter of 2006.
Income
•	Operating income for the first quarter of 2006 was €409 million (2005: €374 million), which was an increase of 9% compared to the same period in 2005. Pro forma operating income[3] was €457 million (2005: €381 million) for the 2006 first period, representing an increase of 20% compared to the first period of 2005.
•	The operating margin for the first quarter of 2006 was 20.0%, which was a decrease of 1.6 percentage points compared to the same period of 2005. The pro forma operating margin[3] for the first quarter of 2006 was 22.4%, which was an increase of 0.40 percentage points compared to the first quarter of 2005.
•	Net income for the first quarter of 2006 was €282 million (2005: €254 million), or €0.91 per share (2005: €0.82 per share), representing an increase of 11% compared to the same period in 2005. 2006 first quarter pro forma net income[3] was €315 million (2005: €259 million), or pro forma €1.02 earnings per share[3] (2005: €0.84 per share), representing an increase of 22% compared to the same period in 2005.
          “We are pleased to say that we are off to a good start in 2006 with continued strong growth in software and product revenues for the first quarter,” said Henning Kagermann, CEO of SAP. “This top line growth led to increases in pro forma operating income and pro forma earnings per share of 20% and 22%, respectively, which indicates that we are on target to meet the respective outlook we provided for 2006.”

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 3
          Mr. Kagermann continued, “With customer satisfaction at its highest level in SAP history, this is tangible evidence that our new generation of ESA products that we are currently delivering are meeting the high demands of our customers, that customers continue to trust our technology and that they continue to rely on our innovation to help drive their businesses. As we head into our SAPPHIRE conferences in both Orlando and Paris, they will help us further solidify our belief that 2006 will be a cornerstone year for SAP in which new products will be the foundation for our future growth.”
Cash Flow
•	For the period ended March 31, 2006, operating cash flow was €856 million (2005: €901 million). Free cash flow[3,4] was €793 million (2005: €858 million), which represented 39% of total revenues in 2006 (2005: 50%). At March 31, 2006, the Company had €3.8 billion in liquid assets (December 31, 2005: €3.4 billion).
Share Buy-Back Program
•	For the first quarter of 2006, the Company bought back 2.53 million shares at an average price of €167.29 (total amount: €423 million). This compares to 1.24 million shares (total amount: €149 million) bought back in the same period of 2005. At March 31, 2006, treasury stock stood at 8.34 million shares. SAP’s current share buy-back program allows the Company to purchase up to 30 million shares. Given the Company’s strong free cash flow[3,4] generation, SAP plans to further evaluate opportunities to buy back shares in the future in order to increase the buy-back activities in 2006.

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 4
BUSINESS OUTLOOK
          The Company continues to provide the following outlook for the full-year 2006 as described in its January 25, 2006 fourth quarter results press release.
•	The Company expects full-year 2006 product revenues to increase in a range of 13% — 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% — 17% compared to 2005.

•	The Company expects the full-year 2006 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 — 1.0 percentage points compared to 2005.

•	The Company expects full-year 2006 pro forma earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges, to be in a range of €5.80 to €6.00 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.23 per €1.00.
REGIONAL PERFORMANCE
First Quarter 2006 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	Q1 2006	Q1 2005	Change	% Change

Total	528	434	+94	+22%

- at constant currency rates				+14%

EMEA	229	215	+14	+7%

- at constant currency rates				+6%

Asia-Pacific	73	65	+8	+12%

- at constant currency rates				+7%

Americas	226	154	+72	+47%

- at constant currency rates				+30%
          In the Americas region, software revenues in the U.S. grew by 25% (15% at constant currencies1). Within the Americas region, Latin America reported strong growth for the quarter. In the EMEA region, software revenues in Germany increased by 8%. Some of the other countries within EMEA that reported solid increases in software revenue included Russia and

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 5
France. In the Asia Pacific region, software revenues in Japan decreased by 18% (17% at constant currencies1). The Company expects Japan’s performance to improve as the year progresses.
First Quarter 2006 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	Q1 2006	Q1 2005	Change	% Change

Total	2,041	1,729	+312	+18%

- at constant currency rates				+13%

EMEA	1,005	926	+79	+9%

- at constant currency rates				+8%

Asia Pacific	257	218	+39	+18%

- at constant currency rates				+14%

Americas	779	585	+194	+33%

- at constant currency rates				+20%

Change in Headcount Reporting
     In an effort to better align headcount reporting with the expense line items of the Company’s consolidated income statement and to improve transparency in headcount reporting, SAP decided to change its headcount reporting structure both internally and externally. This change did not affect the total headcount numbers, but only the headcount data within the reported headcount line items. Through December 31, 2005, SAP had previously grouped headcount data by business areas/functional expertise for both internal and external reporting purposes. As explained above, effective January 1, 2006, SAP revised its reporting approach.
     Tables included in this press release show SAP’s new and previous headcount reporting structure for the quarters ended December 31, 2004 through March 31, 2006.
KEY EVENTS – First Quarter 2006
•	In the first quarter, SAP demonstrated strong momentum, announcing major contracts in all key regions. These included in the Americas, Government of Manitoba, Honeywell, Panasonic and the Dow Chemical Company; in EMEA, E.On, City of Munich, Endesa and African Development Bank; in Asia/Pacific, Matsushita Electric Industrial, Sojitz Corporation, NCS and Torrent Pharmaceuticals.

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 6
•	On March 21, 2006, SAP Labs opened a new facility in Shanghai to accommodate an expected strong increase in R&D staff in the coming years. During his visit to China for the opening ceremony, SAP Executive Board Member Claus Heinrich hosted high-level representatives from Chinese industry, government and academia in a panel discussion of the potential of radio frequency identification (RFID) technology.

•	SAP and Siemens Financial Services GmbH announced the expansion of their financing partnership for SAP solutions into five new markets: Denmark, Estonia, Finland, Norway and Sweden.

•	SAP is extending the adaptive computing capabilities of the SAP NetWeaver platform to Microsoft environments. The enhancements from SAP allow companies using both the SAP NetWeaver platform and Microsoft operating systems to run multiple instances of enterprise software or databases on the same server through “virtualization” of applications from hardware resources.

•	SAP launched a new version of its mySAP Supply Chain Management application to help companies further evolve traditional, linear supply chains into flexible and dynamic networks of supply chain partners.

•	FORTUNE magazine has ranked SAP No. 3 in the Computer Software category in FORTUNE’s annual ranking of America’s Most Admired Companies.

•	SAP announced on February 2, 2006 an expansion of the mySAP Customer Relationship Management (mySAP CRM) application to include an on-demand option. The SAP CRM on-demand solution is designed for large and midsize organizations to manage sales, service and marketing in an easy-to-use application delivered directly via the Internet, offered through a subscription-based licensing model.

•	SAP was nominated on February 1st as “Best employer in Germany 2006” by the “Great Place to Work” initiative.

•	Underlining its commitment to continually evolve its offerings to meet customers’ changing business demands, SAP AG announced on January 30, 2006 it is expanding its portfolio of support services with the introduction of SAP Premium Support. The new offering provides an additional option for SAP customers seeking heightened levels of responsiveness and individual attention.

•	SAP introduced 39 qualified mySAP All-in-One partner solutions for SME on January 11, 2006. The 39 new offerings are part of more than 100 new solutions introduced in the last 12 months and nearly 600 qualified mySAP All-in-One partner solutions available in more than 50 countries and used by more than 7,100 customers worldwide.

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 7
Webcast/Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software solutions*. Today, SAP has more than 33,000 customers in over 120 countries. SAP® software solutions address the needs of small and midsize enterprises to global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, healthcare, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2006 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Tony Roddam, +49 (6227) 7-49133, tony.roddam@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(Tables to follow)

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 8
Consolidated Income Statements
SAP Group 1. Quarter
UNAUDITED
(in EUR millions)

	2006	2005	Δ

Software revenue	528	434	22%
Maintenance revenue	860	739	16%
Product revenue	1,388	1,173	18%
Consulting revenue	557	475	17%
Training revenue	89	72	24%
Service revenue	646	547	18%
Other revenue	7	9	-22%
Total revenue	2,041	1,729	18%

Cost of product	-271	-215	26%
Cost of service	-505	-441	15%
Research and development	-311	-247	26%
Sales and marketing	-439	-357	23%
General and administration	-110	-94	17%
Other income/expenses, net	4	-1	N/A
Total operating expense	-1,632	-1,355	20%

Operating income	409	374	9%

Other non-operating income/ expenses, net	-17	15	N/A
Financial income, net	36	8	N/A
Income before income taxes	428	397	8%

Income taxes	-146	-142	3%
Minority interest	0	-1	-100%
Net income	282	254	11%

Basic earnings per share (in €)	0.91	0.82	11%

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 9
Consolidated Income Statements
SAP Group 1. Quarter
UNAUDITED
additional information
(in EUR millions)

	2006	2005	Δ

Pro-forma EBITDA reconciliation:

Net income	282	254	11%

Minority interest	0	1	-100%
Income taxes	146	142	3%

Net income before income taxes	428	397	8%
Financial income, net	-36	-8	N/A
Other non-operating income/expenses, net	17	-15	N/A

Operating Income	409	374	9%
Depreciation and amortization	54	49	10%
Pro-forma EBITDA [3,4]	463	423	9%
as a % of Sales	23%	24%

Pro-forma operating income reconciliation:

Operating Income	409	374	9%
LTI/STAR	34	0	N/A
Settlement of stock-based compensation programs	0	0	N/A

Total stock-based compensation	34	0	N/A
Acquisition-related charges	14	7	100%

Pro-forma operating income excluding stock-based compensation and acquisition-related charges [3]	457	381	20%
Operating margin	20,0%	21,6%

Pro-forma operating margin	22,4%	22,0%

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 10
Consolidated Income Statements
SAP Group 1. Quarter
UNAUDITED
additional information
(in EUR millions)

	2006	2005	Δ
Finance Income	36	8	N/A
- thereof impairment-related charges	0	-1	-100%

Income before income taxes	428	397	8%
Income taxes	146	142	3%
Effective Tax Rate	34%	36%

Pro-forma net income reconciliation:

Net income	282	254	11%
Stock-based compensation, net of tax	24	0	N/A
Acquisition-related charges, net of tax	9	4	N/A
Impairment-related charges, net of tax	0	1	-100%
Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges [3]	315	259	22%

Pro-forma EPS reconciliation:

Earnings per share (in €)	0.91	0.82	11%
Stock-based compensation	0.08	0.00	N/A
Acquisition-related charges	0.03	0.01	N/A
Impairment-related charges	0.00	0.01	-100%
Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) [3]	1.02	0.84	22%
Weighted average number of shares (in thousands)	308,904	309,928

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 11
Consolidated Balance Sheets SAP Group
PRELIMINARY and UNAUDITED
(in EUR millions)
ASSETS

	03/31/2006	12/31/2005	Δ
Intangible assets	910	766	19%
Property, plant and equipment	1,108	1.095	1%
Financial assets	524	534	-2%

FIXED ASSETS	2,542	2,395	6%

Accounts receivables	2,143	2,251	-5%
Inventories and other assets	722	655	10%
Liquid assets/Marketable securities	3,790	3,423	11%

CURRENT ASSETS	6,655	6,329	5%
DEFERRED TAXES	204	251	-19%
PREPAID EXPENSES	122	88	39%
TOTAL ASSETS	9,523	9,063	5%

SHAREHOLDERS’ EQUITY AND
LIABILITIES

	03/31/2006	12/31/2005	Δ
SHAREHOLDERS’ EQUITY	5,830	5,782	1%

MINORITY INTEREST	8	8	0%

RESERVES AND ACCRUED LIABILITIES	1,437	2,023	-29%

OTHER LIABILITIES	824	846	-3%

DEFERRED INCOME	1.424	404	N/A
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,523	9,063	5%

Days Sales Outstanding	69	68

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 12
Consolidated Statements of Cash Flows SAP Group
(unaudited)
Three months ended March 31, (in EUR millions)

	2006	2005
Net income	282	254
Minority interest	0	1
Income before minority interest	282	255
Depreciation and amortization	54	49
Gains on disposal of property, plant, and equipment and equity securities	-1	-1
Write-downs of financial assets, net	0	1
Impacts of STAR hedging	-55	10
Stock-based compensation including income tax benefits	63	-1
Change in accounts receivable and other assets	127	105
Change in reserves and liabilities	-592	-346
Change in deferred taxes	4	11
Change in other assets	-42	-48
Change in deferred income	1.016	866
Net cash provided by operating activities	856	901
Acquisition of minorities in subsidiaries	0	-6
Other acquisitions, net of cash and cash equivalents acquired	-150	-19
Purchase of intangible assets and property, plant, and equipment	-63	-43
Purchase of financial assets	-13	-3
Proceeds from disposal of fixed assets	16	7
Purchase of marketable securities	-36	0
Change in liquid assets (maturities exceeding 3 months)	17	-501
Net cash used in investing activities	-229	-565
Purchase of treasury stock	-428	-159
Proceeds from reissuance of Treasury Stock	111	61
Proceeds from issuance of common stock (Stock-based compensation)	36	13
Proceeds from short-term and long-term debt	6	3
Proceeds from the exercise of equity derivative instruments (STAR hedge)	57	39
Acquisition of derivative equity instruments (STAR hedge)	-53	-47
Net cash used in financing activities	-271	-90
Effect of foreign exchange rates on cash	-8	25
Net change in cash and cash equivalents	348	271
Cash and cash equivalents at the beginning of the period	2.064	1.506
Cash and cash equivalents at the end of the period	2.412	1.777

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 13
First Quarter 2006 Free Cash Flow (in €millions, unaudited)
SAP Group

	Q1 2006	Q1 2005	% Change

Operating Cash Flow	856	901	-5%

Capital Expenditure	-63	-43	+47%

Free Cash Flow [3,4]	793	858	-8%

Free Cash Flow as a % of Revenue	39%	50%	-11 PP

Total Revenue	2,041	1,729	+18%

New Headcount Reporting Structure
Quarters Ended December 31, 2004 through March 31, 2006 (in full-time equivalents)
SAP Group

	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006

Product	3,647	3,915	4,092	4,326	4,460	4,673

Service	11,114	11,203	11,329	11,360	11,430	11,307

Research & development	8,744	9,133	9,431	9,810	10,215	10,649

Sales & marketing	5,721	5,922	6,109	6,274	6,426	6,670

General & administrative	1,937	1,987	2,077	2,189	2,261	2,258

Infrastructure	1,042	1,049	1,057	1,063	1,081	1,090

SAP Group	32,205	33,209	34,095	35,022	35,873	36,647

Old Headcount Reporting Structure
Quarters Ended December 31, 2004 through December 31, 2005 (in full-time equivalents)
SAP Group

	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005

Research & development	9,882	10,350	10,654	11,132	11,629

Service & support	13,505	13,826	14,046	14,245	14,390

Sales & marketing	5,583	5,748	6,009	6,165	6,249

General & administrative	3,235	3,285	3,386	3,480	3,605

SAP Group	32,205	33,209	34,095	35,022	35,873

Footnotes
1)	Constant currency data excludes the impact of currency exchange rates. SAP calculates constant-currency year-on-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. SAP believes that such constant-currency measures provide supplemental meaningful information for investors as they show how the Company would have performed if it had not been affected by changes in exchange rates.
2)	In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. The Company believes that after the large amount of consolidation

SAP Reports 22% Growth in Software Revenues for the 2006 First Quarter	Page 14
that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Application vendors.
3)	Non-GAAP Measures:

This press release discloses certain financial measures such as pro forma EBIDTA, free cash flow, pro forma operating income, pro forma expenses, pro forma net income, pro forma earnings per share (EPS) and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by SAP may be different from pro forma measures used by other companies.

Management believes that pro forma operating income, pro forma expenses, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of SAP’s core operations. The pro forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.

Eliminated expenses in pro forma expenses, pro forma operating income, pro forma net income and pro forma EPS are defined as follows:
•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
4)	Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.